UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For July 15, 2024

Commission file number: 1-13.396
Transportadora de Gas del Sur S.A.
Cecilia Grierson 355, 26thFloor
Buenos Aires (C1107ABF)
Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	X	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A. COMMENCES TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 6.750% SENIOR NOTES DUE 2025

BUENOS AIRES, ARGENTINA (July 15, 2024) — Transportadora de Gas del Sur S.A. (“TGS”, the “Company” or “we”) today announced that it has commenced a cash tender offer (the “Offer”), on the terms and subject to the conditions set forth in the Company’s Offer to Purchase for Cash dated July 15, 2024 (the “Offer to Purchase”), for any and all of its outstanding 6.750% Senior Notes due 2025 (the “Notes”).

The Offer to Purchase more fully sets forth the terms of the Offer.

Principal terms relating to the Offer are listed in the table below:

Notes	CUSIP / ISIN / Common Code Numbers	Outstanding Principal Amount	Offer Consideration(2) (3)
6.750% Senior Notes due 2025	893870 AX3 / US893870AX30 / 181768711 P9308R AZ6 / USP9308RAZ66 / 181768690	U.S.$470,324,000(1)	U.S.$1,000

(1)	Outstanding principal amount resulting from original principal amount of U.S.$500,000,000 issued for the Notes less the redemption of proprietary notes.
(2)	Per U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase. The Offer Consideration does not include accrued interest.
(3)	Holders will also receive accrued interest from and including the last interest payment date for the Notes up to but not including the Settlement Date (as defined below).

The Offer will expire at 5:00 p.m., New York City time, on July 19, 2024, unless extended or terminated earlier at the sole discretion of the Company (such date and time, as it may be extended or terminated earlier, the “Expiration Date”).

Subject to the satisfaction of the terms and conditions set forth in the Offer to Purchase, holders validly tendering and not withdrawing their Notes pursuant to the Offer will be entitled to receive U.S.$1,000 per U.S.$1,000 principal amount of the Notes tendered (the “Offer Consideration”), on a date promptly following the Expiration Date (the “Settlement Date”) (which date is expected to occur within three business days of the Expiration Date, but which may change without notice). The settlement date in respect of Notes for which a properly completed guaranteed delivery instruction is submitted at or prior to the Expiration Date and which are validly tendered at or prior to the guaranteed delivery date that are accepted by the Company for purchase in the Offer is expected to be the Settlement Date.

Tendered Notes may be validly withdrawn from the Offer at any time (i) at or prior to the earlier of (x) the Expiration Date and (y) in the event that the Offer is extended, the tenth business day after commencement of the Offer, and (ii) after the 60th business day after commencement of the Offer if for any reason the Offer has not been consummated within 60 business days after commencement.

The Company’s obligation to accept for purchase and to pay for Notes validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver, in the Company’s discretion, of certain conditions, which are more fully described in the Offer, including (i) the financing condition requiring the consummation of the Company’s concurrent offering of senior notes, and (ii) other general conditions described in the Offer to Purchase.

The Company has retained Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC. to serve as the dealer managers for the Offer, and Banco Santander Argentina S.A. to act as local information agent in Argentina. Questions regarding the Offer may be directed to Citigroup Global Markets Inc. at (212) 723-6106 (collect) or (800) 558-3785 (toll-free), Itau BBA USA Securities, Inc. at (888) 770-4828 (toll-free), J.P. Morgan Securities LLC at (212) 834-7279 (collect) or at (866) 846-2874 (toll-free) and/or to Santander US Capital Markets LLC at (212) 350-0660 (collect) or at (855) 404-3636 (toll-free). Requests for documents may be directed to Morrow Sodali International LLC, the information and tender agent for the Offer, by e-mail at tgs@investor.morrowsodali.com, or by telephone in Stamford at +1 203 658 9457 or in London at +44 20 4513 6933.

Documents relating to the Offer, including the Offer to Purchase and guaranteed delivery instruction, are also available at https://projects.morrowsodali.com/tgs.

None of the Company, the dealer managers, the local dealer managers or the information and tender agent make any recommendations as to whether holders should tender their Notes pursuant to the Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.

This press release is for informational purposes only and is not a recommendation and is not an offer to sell or a solicitation of an offer to buy any security. The Offer is being made solely pursuant to the offer documents.

The Offer does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

In any jurisdiction where the securities, blue sky or other laws require tender offers to be made by a licensed broker or dealer and in which the dealer managers, or any affiliates thereof, are so licensed, the Offer will be deemed to have been made by any such dealer managers, or such affiliates, on behalf of the Company.

The new notes offered pursuant to the concurrent offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The new notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the new notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the new notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The new notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (as amended, the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the new notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the new notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ materially from those reflected in the forward-looking statements. We undertake no obligation to update any forward-looking statement or other information contained in this press release to reflect events or circumstances occurring after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

About TGS

TGS is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.1 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation place us as one of the main midstreamers in Argentina. Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.). Our controlling company is Compañía de Inversiones de Energía S.A. (“CIESA”), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, and led by the Sielecki family, (i) Grupo Investor Petroquímica S.L. (GIP) and  (iii) PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-parainversores?lang=EN or contact:

Name: Leandro Pérez Castaño
Phone: (54-11)-4371-5100
Email: inversores@tgs.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:		/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

By:		/s/Hernán D. Flores Gómez
	Name:	Hernán D. Flores Gómez
	Title:	Legal Affairs Vice President

Date: July 15, 2024.